SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        SUPREME INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868610106
                              --------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            George Feldenkreis

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
                                        1,291,728

         NUMBER OF            --------------------------------------------------
         SHARES                  6      SHARED VOTING POWER
        BENEFICIALLY                    446,425
          OWNED BY
            EACH              --------------------------------------------------
         REPORTING               7      SOLE DISPOSITIVE POWER
           PERSON                       1,291,728
           WITH:              --------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        446,425

--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,738,153(1)
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            25.3%(2)

--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

-------------------
1 Includes 361,525 shares of Common Stock owned by Carfel, Inc., of which company the Reporting Person is a director, executive officer and principal shareholder, 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which the Reporting Person is an officer and director and 150,000 shares of Common Stock held pursuant to the grant of stock options.

2 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

                               Page 2 of 7 Pages

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Carfel, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
                                        -0-
         NUMBER OF             -------------------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      361,525
            EACH               -------------------------------------------------
         REPORTING               7      SOLE DISPOSITIVE POWER
           PERSON
           WITH:                        -0-
                               -------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        361,525
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            361,525
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.4%(1)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

----------------
1 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

                               Page 3 of 7 Pages

ITEM 1(A).        NAME OF ISSUER:

                  Supreme International Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(A).        NAME OF PERSON FILING:

                  George Feldenkreis and Carfel, Inc.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  868610106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                               Page 4 of 7 Pages

ITEM 4.           OWNERSHIP:

I.    George Feldenkreis

     (a)     Amount Beneficially Owned: 1,738,153(1) shares.
                                        -------------------
     (b)     Percent of Class:    25.3%(2)
                                  -------
     (c)     Number of shares as to which such person has:

             (i)    sole power to vote or to direct to vote            1,291,728
                                                                       ---------

             (ii)   shared power to vote or to direct the vote           446,425
                                                                       ---------

             (iii)  sole power to dispose or to direct the
                    disposition of                                     1,291,728
                                                                       ---------
             (iv)     shared power to dispose or to direct
                      disposition of                                     446,425
                                                                       ---------
II.  Carfel, Inc.

     (a)     Amount Beneficially Owned: 361,525 shares.
                                        --------------
     (b)     Percent of Class: 5.4%
                               ----
     (c)     Number of Shares as to which such person has:

             (i)      sole power to vote or to direct to vote                -0-
                                                                       ---------

             (ii)     shared power to vote or to direct the vote         361,525
                                                                       ---------
             (iii)    sole power to dispose or to direct the
                      disposition of                                         -0-
                                                                       ---------
             (iv)     shared power to dispose or to direct
                      disposition of                                     361,525
                                                                       ---------
ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
-----------------
1 Includes 361,525 shares of Common Stock owned by Carfel, Inc., of which company the Reporting Person is a director, executive officer and principal shareholder, 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which the Reporting Person is an officer and director and 150,000 shares of Common Stock held pursuant to the grant of stock options.

2 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

                               Page 5 of 7 Pages

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY:

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

ITEM 10.     CERTIFICATION:

             Not applicable.

                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999.                               /s/ GEORGE FELDENKREIS
                                                        ------------------------
                                                        George Feldenkreis

Dated:  February 9, 1999.                              CARFEL, INC.

                                                        /s/ GEORGE FELDENKREIS
                                                        ------------------------
                                                         By: George Feldenkreis,
                                                             President


                                Page 7 of 7 Pages